May 22, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)
File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on April 30, 2008, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 7 (“Amendment No. 7”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on March 14, 2008 (accession no. 0000950135-08-001781). Set forth below is a summary of each comment followed by our response. Page references are to numbers at the bottom of the page in Amendment No. 7.

Prospectus Comments

Comment 1 – page 3, Goal and strategy section. The Investment Company Names Release No. IC-24828 requires that a fund that uses “Global” in its name have investments that are diversified across a number of different countries throughout the world and the investments are tied economically to the countries. The investment strategy needs to be revised to indicate the Global Small Cap Opportunities Fund will have a significant investment in securities outside of the U.S and that the investments are tied economically to the countries.

Response 1 – Under the Goal and strategy section, the third sentence in the strategy section will be amended to read1:

The fund will invest at least 40% of its net assets in equity securities of issuers located in a number of different countries throughout the world, excluding the U.S.

Comment 2 – page 4, Class I shares Prospectus, Investor costs section. In the Annual operating expenses table, correct the Management fee amount so it coincides with the Management fee disclosed in the Who’s who section.

Response 2 – This has been corrected.

Comment 3 – page 10, Class I shares Prospectus, Your account – Additional payments to financial intermediaries section. If Class I shares do not pay sales commissions or 12b-1 fees revise the disclosure to describe any compensation paid to the financial intermediaries for the sale of Class I shares.

Response 3 - The Additional payments to financial intermediaries section will be revised to read:

Class I shares do not pay sales commissions or 12b-1 fees, however certain financial intermediaries (firms) may request, and the distributor may agree to make, payments out of the

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1 See generally, Division of Investment Management, Frequently Asked Questions about Rule 35d-1, Question 10; See also, Investment Company Act Release No. 24828 at footnote 42. (“The terms “international” and “global” … connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to [Rule 35d-1].”)

Brion R. Thompson, Esq. May 22, 2008 Page 2 of 2

distributor’s own resources. These payments are sometimes referred to as revenue sharing. These payments assist in the distributor’s efforts to promote the sale of the fund’s shares. The distributor agrees with the firm on the methods for calculating any additional compensation, which may include the level of sales or assets attributable to the firm. Not all firms receive additional compensation, and the amount of compensation varies. These payments could be significant to a firm. The distributor determines which firms to support and the extent of the payments it is willing to make. The distributor generally chooses to compensate firms that have a strong capability to distribute shares of the fund and that are willing to cooperate with the distributor’s promotional efforts.

The distributor hopes to benefit from revenue sharing by increasing the fund’s net assets, which, as well as benefiting the fund, would result in additional management and other fees for the adviser and its affiliates. In consideration for revenue sharing, a firm may feature the fund in its sales system or give preferential access to members of its sales force or management. In addition, the firm may agree to participate in the distributor’s marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the intermediary’s sales force. Although an intermediary may seek revenue-sharing payments to offset costs incurred by the firm in servicing its clients who have invested in the fund, the intermediary may earn a profit on these payments. Revenue-sharing payments may provide your firm with an incentive to favor the fund.

The SAI discusses the distributor’s revenue-sharing arrangements in more detail. Your intermediary may charge you additional fees other than those disclosed in this prospectus. You can ask your firm about any payments it receives from the distributor or the fund, as well as about fees and/or commissions it charges.

The distributor, adviser and their affiliates may have other relationships with your firm relating to the provisions of services to the fund, such as providing omnibus account services, transaction-processing services or effecting portfolio transactions for the fund. If your intermediary provides these services, the adviser or the fund may compensate the intermediary for these services. In addition, your intermediary may have other compensated relationships with the adviser or its affiliates that are not related to the fund.

Per the SEC staff’s request, the Trust acknowledges the following:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr David D. Barr Counsel and Assistant Secretary cc: Brion Thompson, SEC examiner